UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
          Commission File Number                001-14992

CORUS ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

Corus Quay, 25 Dockside Drive, Toronto, Ontario, M5A 0B5   (416) 479-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Non-Voting Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provisions(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)                                X           Rule 12h-6(d)
(for equity securities)                                                                (for successor registrants)

Rule 12h-6(c)                                           Rule 12h-6(i)
(for debt securities)                                                      (for prior Form 15 filers)

PART I

Item 1.                      Exchange Act Reporting History

A.
Corus Entertainment Inc. (the “Company”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), on or about February 6, 2000, being the date that was sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its Class B Non-Voting Shares under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed with the Commission on December 8, 1999.

B.
The Company has filed or submitted all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this Form 15-F, including its Annual Report on Form 40-F for the fiscal year ended August 31, 2010, filed with the Commission on November 5, 2010.

Item 2.                      Recent United States Market Activity

The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), since January 19, 2006.

Item 3.                      Foreign Listing and Primary Trading Market

A.
The Company has maintained a listing of its Class B Non-Voting Shares under the symbol “CJR.B” on the Toronto Stock Exchange (“TSX”), located in Canada, which constitutes the primary trading market for these securities.

B.
The date of initial listing of the Company’s Class B Non-Voting Shares on the TSX was September 3, 1999.  The Company has maintained the listing of its Class B Non-Voting Shares for a period that is longer than the 12 months preceding the filing of this Form 15-F.

C.
For the period commencing on August 5, 2010 and ending on and including August 5, 2011 (the “Recent 12 Month Trading Period”), the percentage of worldwide trading in the Company’s Class B Non-Voting Shares that occurred in its “Primary Trading Market” as defined in Rule 12h-6(f) of the Exchange Act was approximately 95.3%.

Item 4. Comparative Trading Volume Data

A.	The recent 12 month period (the “Recent Trading Period”) used to meet the requirements of Rule 12h-6(a)(4)(i) of the Exchange Act is August 5, 2010 to August 5, 2011.

B.	During the Recent Trading Period, the average daily trading volume (the “ADTV”) of the Company’s Class B Non-Voting Shares was 5,793 in the United States and 124,018 on a worldwide basis.

C.
During the Recent Trading Period, the United States ADTV of the Company’s Class B Non-Voting Shares as a percentage of the worldwide ADTV of the Company’s Class B Non-Voting Shares was approximately 4.7%.

D.
The Company delisted its Class B Non-Voting Shares from the New York Stock Exchange (“NYSE”) effective on or about August 5, 2010 (the “Delisting Date”) and is currently traded in the United States through OTC Markets Group Inc. under the symbol “CJREF”.  On the Delisting Date, the United States ADTV of the Company’s Class B Non-Voting Shares as a percentage of the worldwide ADTV of the Company’s Class B Non-Voting Shares was approximately 10.4% for the preceding 12-month period of August 5, 2009 to August 5, 2010.

E.	The Company has never established and never terminated a sponsored American depositary receipt (ADR) facility for its Class B Non-Voting Shares.

F.
The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 was TSX InfoSuite which is powered by QuoteMedia, an independent data service provider available to TSX listed companies.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable

Item 7. Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act on August 15, 2011.

B.
The Company disseminated the notice in the United States by means of a news release (the “News Release”) transmitted by the CNW Group Ltd. wire service.  A copy of the press release is attached as Exhibit 99.1 hereto.

Item 8. Prior Form 15 Filers

Not applicable

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the electronic information delivery system in its primary market, the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

Item 10. Exhibits

Exhibit 99.1 - News Release of the Company dated August 15, 2011.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15-F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15-F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Corus Entertainment Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15-F. In so doing, Corus Entertainment Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CORUS ENTERTAINMENT INC.
(Registrant)

Date:           August 15, 2011                                         By:           /s/ Thomas C. Peddie
Thomas C. Peddie
Executive Vice President and
Chief Financial Officer